UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Fang Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share

(Title of Class of Securities)
30711Y201**

(CUSIP Number)

Evenstar Capital Management Limited Ugland House, P.O. Box 309 Grand Cayman, KY1 – 1104 Cayman Islands +852 2122 8060

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 12, 2020

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** This CUSIP number applies to the Issuer’s American depositary shares, each representing ten Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30711Y201	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Evenstar Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,958,980 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,958,980(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,980 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)
Represents the number of Class A ordinary shares, par value HK$1.00 per share (“Class A Ordinary Shares”), of Fang Holdings Limited (the “Issuer”) in the form of (i) 395,888 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC;  and (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC). Each ADS represents ten Class A Ordinary Shares.

(2)
This percentage is calculated based on 65,403,527 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2020.

CUSIP No. 30711Y201	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Stoneleigh Int’l Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,074,390 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,074,390 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,074,390 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of 407,439 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Amended and Restated Put Option Agreement, dated April 2, 2020, among Evenstar Master Fund SPC and Stoneleigh (the “Stoneleigh Put Option Agreement”), of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement. Each ADS represents ten Class A Ordinary Shares.

(2)
This percentage is calculated based on 65,403,527 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2020.

CUSIP No. 30711Y201	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Anuenue Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,538,430 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,538,430 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,430 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA
(1)	Represents the number of Class A Ordinary Shares of the Issuer in the form of 153,843 ADSs held by Geminis Funds SPC. Each ADS represents ten Class A Ordinary Shares.
(2)
This percentage is calculated based on 65,403,527 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2020.

CUSIP No. 30711Y201	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Ms. Koon H.A. Tse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,571,800 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,571,800 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,571,800 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 395,888 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC;  (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC); (iv) 407,439 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (v) 153,843 ADSs held by Geminis Funds SPC. Each ADS represents ten Class A Ordinary Shares. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 65,403,527 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2020.

CUSIP No. 30711Y201	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS James T.Y. Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,571,800 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,571,800 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,571,800 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 395,888 American depositary shares (“ADSs”) held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by Evenstar Master Fund SPC;  (iii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC); (iv) 407,439 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (v) 153,843 ADSs held by Geminis Funds SPC. Each ADS represents ten Class A Ordinary Shares. Mr. James T.Y. Yang expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)
This percentage is calculated based on 65,403,527 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2020.

CUSIP No. 30711Y201	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS Geminis Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,803,190 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,803,190 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,803,190 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1)
Represents the number of Class A Ordinary Shares of the Issuer in the form of 580,319 ADSs held by Evenstar Master Fund SPC as collateral to secure the obligations of Geminis Investors under the Geminis Investors Put Option Agreement, of which Geminis Investors has sole voting power and sole dispositive power prior to a default by Geminis Investors under the Geminis Investors Put Option Agreement. Each ADS represents ten Class A Ordinary Shares.

(2)
This percentage is calculated based on 65,403,527 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 17, 2020.

CUSIP No. 30711Y201	13D	Page 8 of 10 Pages

Item 1. Security and Issuer.
This Amendment No. 1 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D as originally filed with the Securities and Exchange Commission on July 13, 2020, and relates to Class A ordinary shares, par value HK$1.00 per share (“Class A Ordinary Shares”), of Fang Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

Item 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
(a) – (c); (f)
This Schedule 13D is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Act. The members of the group are: Evenstar Capital Management Limited (“Evenstar Manager”), Stoneleigh Int’l Limited (“Stoneleigh”), Anuenue Asset Management Limited (“Anuenue Asset Management”), Ms. Koon H.A. Tse, Mr. James T.Y. Yang and Geminis Investors Limited (“Geminis Investors”, collectively referred to herein as “Reporting Persons”, and each, a “Reporting Person”).
This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
Evenstar Manager is a company organized and existing under the laws of the Cayman Islands. Evenstar Manager manages Evenstar Master Fund SPC (“Evenstar Fund”) through a management agreement between Evenstar Manager and Evenstar Fund. Evenstar Manager is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the ADSs held by Evenstar Fund. The principal business of Evenstar Manager is investment management and its business address is Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.
Stoneleigh is a company organized and existing under the laws of the British Virgin Islands. Pursuant to the Stoneleigh Put Option Agreement, Evenstar Fund holds 407,439 ADSs as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement. Stoneleigh is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the 407,439 ADSs held by Evenstar Fund. The principal business of Stoneleigh is investment holding and its business address is 30/F, 18 Pennington Street, Causeway Bay, Hong Kong.
Anuenue Asset Management is a company organized and existing under the laws of the Cayman Islands. Anuenue Asset Management manages Geminis Funds SPC (“Geminis Fund”) through a management agreement between Anuenue Asset Management and Geminis Fund. Anuenue Asset Management is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the ADSs held by Geminis Fund. The principal business of Anuenue Asset Management is investment management and its business address is Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands.
Geminis Investors is a company organized and existing under the laws of the British Virgin Islands. Pursuant to the Geminis Investors Put Option Agreement, Evenstar Fund holds 580,319 ADSs as collateral to secure the obligations of Geminis Investors under the Geminis Investors Put Option Agreement, of which Geminis Investors has sole voting power and sole dispositive power prior to a default by Geminis Investors under the Geminis Investors Put Option Agreement. Geminis Investors is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the 580,319 ADSs held by Evenstar Fund. The principal business of Geminis Investors is investment holding and its business address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of Evenstar Manager, Stoneleigh, Anuenue Asset Management and Geminis Investors (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

CUSIP No. 30711Y201	13D	Page 9 of 10 Pages

Mr. James T.Y. Yang, the spouse of Ms. Koon H.A. Tse, is a director of Evenstar Manager, Anuenue Asset Management and Stoneleigh. Mr. James T.Y. Yang expressly disclaims beneficial ownership of the ADSs held by Evenstar Fund and Geminis Fund and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.
Ms. Koon H.A. Tse, the spouse of Mr. James T.Y. Yang, holds 100% of the shares in Stoneleigh and YangTse Limited. YangTse Limited holds 100% of the shares in Evenstar Manager and Anuenue Asset Management. The directors of Evenstar Manager and Anuenue Asset Management are appointed by holders of Management Shares in Evenstar Fund and Geminis Fund. The directors of Stoneleigh are appointed by other directors of Stoneleigh pursuant to the Memorandum and Articles of Association of Stoneleigh. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of the ADSs held by Evenstar Fund and Geminis Fund and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Securities Exchange Act of 1943, as amended, the beneficial owner of any securities covered by this Schedule 13D.
(d) – (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:
Evenstar Fund used its working capital to purchase securities of the Issuer. Evenstar Fund used a total of $59,919,229 in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the ADSs reported in this Schedule 13D.
Stoneleigh used its working capital to purchase securities of the Issuer. Stoneleigh used a total of $88,747,418 in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the ADSs reported in this Schedule 13D.
Anuenue Asset Management used its working capital to purchase securities of the Issuer. Anuenue Asset Management used a total of $7,181,452  in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the ADSs reported in this Schedule 13D.
Geminis Investors used its working capital to purchase securities of the Issuer. Stoneleigh used a total of $118,516,035 in the aggregate (based on weighted average cost accounting, with option premiums factored in for derivative transactions), excluding brokerage commissions, to acquire the ADSs reported in this Schedule 13D.

Item 4. Purpose of Transaction.
Item 4 is hereby amended and restated in its entirety as follows:
The information set forth in Item 3 is hereby incorporated by reference in this Item 4.
On November 12, 2020, a petition was filed with the Grand Court of the Cayman Islands (the “Court”) by Evenstar Master Fund SPC and Evenstar Special Situations Limited, in relation to the ADSs and Class A Ordinary Shares held by the Reporting Persons. The petitioners claim that the Issuer’s controlling shareholder, Vincent Tianquan Mo, and its board of directors have caused (a) the Issuer’s business to be pursued, and its assets used, for the wrongful purpose of benefiting the Issuer’s Executive Chairman, Vincent Tianquan Mo; (b) the Issuer to wrongfully infringe the rights of its members and ADS holders; (c) the Issuer to mislead investors and/or wrongfully fail to comply with applicable disclosure obligations; and (d) fundamental changes in the Issuer’s business and investment status. Among other relief requested, the petitioners have sought an order from the Court to liquidate the Issuer.

Except as disclosed in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various

CUSIP No. 30711Y201	13D	Page 10 of 10 Pages

factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the ADSs, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations, dispositions, mergers, reorganization or liquidation involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional ADSs, selling some or all of their ADSs, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by the Reporting Persons.  The percentage used in this Schedule 13D is calculated based on 65,403,527 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as reported in the Issuer’s Form 6-K filed with the SEC on August 17, 2020.
(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class A Ordinary Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the Related Persons, has effected any transaction in the Class A Ordinary Shares  during the past 60 days.
(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.
Unchanged.

Item 7. Material to be Filed as Exhibits.
Exhibit No.	Description
99.1	Joint Filing Agreement dated November 17, 2020 by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 17, 2020

Evenstar Capital Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Stoneleigh Int’l Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Anuenue Asset Management Limited

By:	/s/ James T.Y. Yang
Name:	James T.Y. Yang
Title:	Director

Koon H.A. Tse

/s/ Koon H.A. Tse

James T.Y. Yang

/s/ James T.Y. Yang

Geminis Investors Limited

By:	/s/ Chih-Wei Kuo
Name:	Chih-Wei Kuo
Title:	Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers and Directors of Evenstar Manager

The names of the directors and the names and titles of the executive officers of Evenstar Manager and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Evenstar Manager, Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Evenstar Manager.

Name	Present Principal Occupation	Citizenship
Directors:
James T.Y. Yang	Director	United States of America
Deyou Houng-Chih	Director	Taiwan

Executive Officers:
Not applicable

Executive Officers and Directors of Stoneleigh

The names of the directors and the names and titles of the executive officers of Stoneleigh and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Stoneleigh, 30/F, 18 Pennington Street, Causeway Bay, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Stoneleigh.

Name	Present Principal Occupation	Citizenship
Directors:
James T.Y. Yang	Director	United States of America

Executive Officers:
Not applicable

Executive Officers and Directors of Anuenue Asset Management

The names of the directors and the names and titles of the executive officers of Anuenue Asset Management and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Anuenue Asset Management, Ugland House, P.O. Box 309, Grand Cayman, KY1 – 1104, Cayman Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Anuenue Asset Management.

Name	Present Principal Occupation	Citizenship
Directors:
James T.Y. Yang	Director	United States of America
Ying Ying Liao	Director	Taiwan

Executive Officers:
Not applicable

Executive Officers and Directors of Geminis Investors

The names of the directors and the names and titles of the executive officers of Geminis Investors and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Geminis Investors.

Name	Present Principal Occupation	Citizenship
Directors:
Chih-Wei Kuo	Director	Taiwan

Executive Officers:
Not applicable